
                                  EXHIBIT 11

                                 AIRGAS, INC.

                        EARNINGS PER SHARE CALCULATIONS

                                Three Months Ended          Nine Months Ended
                                  December 31,                December 31,
                                1996           1995         1996       1995
                                ____           ____         ____       ____
Adjustment of Weighted Average
Shares Outstanding:

Shares of common stock
outstanding - weighted        68,260,000  63,245,000   66,000,000   62,540,000

Add: Net common stock
equivalents                    2,850,000   2,955,000    2,800,000    3,260,000

Less: Airgas shares held by
National Welders Supply -
weighted                        (910,000)        --      (600,000)          --
                              __________  __________   __________   __________
 Adjusted shares outstanding  70,200,000  66,200,000   68,200,000   65,800,000
                              ==========  ==========   ==========   ==========

Net earnings                 $10,960,000 $ 9,817,000   33,420,000   28,606,000
                              ==========  ==========   ==========   ==========

Earnings per share           $       .16 $       .15  $       .49   $      .43
                              ==========   =========   ==========    =========


Earnings per share amounts were determined using the treasury stock method. This method assumes the exercise of all dilutive outstanding options and warrants and the use of the aggregate proceeds therefrom to acquire the Company's outstanding common stock. Net earnings were divided by the weighted average number of shares outstanding adjusted for the assumed exercise of the options and warrants outstanding and repurchase of common stock to calculate per share amounts.